Exhibit 3.3

CERTIFICATE OF AMENDMENT

OF

AMENDED AND RESTATED CERTIFICATE OF INCORPORATION

OF

EXA CORPORATION

Exa Corporation, a Delaware corporation, does hereby certify that this Amendment to Amended and Restated Certificate of Incorporation has been duly proposed by the Board of Directors of the corporation and adopted by its stockholders in the manner and by the vote prescribed by Sections 222 and 242 of the General Corporation Law of Delaware.

1. The name of the corporation (hereinafter called the “Corporation”) is Exa Corporation.

2. That the Amended and Restated Certificate of Incorporation of the Corporation, as amended to date, be further amended by deleting Section IV.A of the Certificate of Incorporation and substituting the following therefor:

“A. This corporation is authorized to issue two classes of stock to be designated, respectively, “Common Stock” and “Preferred Stock.” The total number of shares which the corporation is authorized to issue is thirty-five million (35,000,000) shares. Thirty million (30,000,000) shares shall be Common Stock, each having a par value of one-tenth of one cent ($0.001). Five million (5,000,000) shares shall be Preferred Stock, each having a par value of one-tenth of one cent ($0.001).”

3. That said amendment shall become effective immediately upon filing of this certificate with the Secretary of State of the State of Delaware. All other provisions of the Amended and Restated Certificate of Incorporation of the Corporation, as currently on file with the Secretary of State of the State of Delaware, shall remain in full force and effect.

IN WITNESS WHEREOF, the Corporation has caused this Certificate of Amendment of Amended and Restated Certificate of Incorporation to be executed by Stephen A. Remondi, its President and Chief Executive Officer, this twenty-eighth day of August, 2013.

EXA CORPORATION

By:	/s/ Stephen A. Remondi
Stephen A. Remondi